Exhibit 99.1

Medicure Announces Termination of ReDSTM Pro Marketing and Distribution Agreement

STRENGTHENS FOCUS ON MARKETING OF AGGRASTAT® AND ZYPITAMAGTM

WINNIPEG, MB, Aug. 20, 2020 /CNW/ - Medicure Inc. ("Medicure" or the "Company") (TSXV: MPH) (OTC: MCUJF), a pharmaceutical company, today announced the termination of the marketing and distribution agreement with Sensible Medical Innovations Inc. ("Sensible") for the marketing of the ReDSTM Pro ("ReDS Pro") device in the United States. In connection with the termination, Sensible and the Company have entered into a transition agreement which provides additional compensation to Medicure for sales to customer leads provided by Medicure.

Medicure continues to hold a 7.71% equity stake, on a fully diluted basis, in Sensible Medical Innovations Ltd. ("Sensible Medical"), the parent company of Sensible. Medicure will continue to support Sensible in its transition to a new marketing and distribution arrangement in order to secure its investment in Sensible Medical.

The termination of the marketing and distribution agreement with Sensible followed an in-depth strategic review of its alignment with Medicure's other lines of business. "The discontinuation of marketing and distribution activities related to the ReDS Pro device in the United States market will result in Medicure strengthening its focus on its own products, AGGRASTAT® and ZYPITAMAGTM, which provide a higher profit margin to Medicure" commented Dr. Albert D. Friesen, Medicure's Chief Executive Officer.

About Medicure Inc.
Medicure is a pharmaceutical company focused on the development and commercialization of therapies for the U.S. cardiovascular market. The present focus of the Company is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) injection and ZYPITAMAGTM (pitavastatin) tablets in the United States, where they are sold through the Company's U.S. subsidiary, Medicure Pharma Inc. For more information on Medicure please visit www.medicure.com.

About Sensible
Sensible is a market leader in medical radar monitoring and imaging technology. ReDS™ was adapted for medical use from military 'see-through-wall' technology. The technology is well-positioned to be a difference maker in a wide range of applications and to become the next-generation lung fluid monitoring modality.www.sensible-medical.com

About ReDS™ PRO System
The ReDS™ PRO is an accurate measurement tool to evaluate pulmonary congestion providing additional information to assist a physician in their assessment of a patient's condition. Assessment with the aid of ReDS™ technology has helped physicians at facilities across the country to better manage their patients' heart failure, with the goal of avoiding readmissions. For more information please visit www.medicure.com/reds.

To be added to Medicure's e-mail list, please visit:
http://medicure.mediaroom.com/alerts

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information: Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words "believes", "may", "plans", "will", "estimates", "continues", "anticipates", "intends", "expects" and similar expressions, may constitute "forward-looking information" within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as "forward-looking statements"). Forward-looking statements, include estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company's future product revenues, expected future growth in revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company's products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects; the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company's other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the "Risk Factors" section of its Form 20F for the year ended December 31, 2019.

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SOURCE Medicure Inc.

View original content: http://www.newswire.ca/en/releases/archive/August2020/20/c4025.html

%CIK: 0001133519

For further information: James Kinley, Chief Financial Officer, Tel. 888-435-2220, Fax 204-488-9823, E-mail: info@medicure.com, www.medicure.com

CO: Medicure Inc.

CNW 18:10e 20-AUG-20